Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

We are a holding company incorporated in the Cayman Islands with operations conducted by our Hong Kong subsidiary Globavend HK.

We are an established emerging e-commerce logistics provider providing end-to-end supply chain solution in Hong Kong, Australia and New Zealand. We provide integrated cross-border logistics services between Hong Kong, Australia and New Zealand, where we provide customers with a one-stop solution, from parcel consolidation to air-freight forwarding, customs clearance, on-carriage parcel transportation and delivery. Our customers are primarily enterprise customers, being e-commerce merchants, or operators of e-commerce platforms, in providing business-to-consumer (B2C) transactions.

MAJOR FACTORS AFFECTING OUR FINANCIAL RESULTS

The directors believe that the following major factors may affect our revenues and results of operations:

Economic conditions in Hong Kong

During the six months ended March 31, 2024 and 2025, a large portion of our revenues was generated in Hong Kong. Accordingly, if Hong Kong experiences any adverse economic, political or regulatory conditions due to events beyond our control, such as local economic downturn, natural disasters, contagious disease outbreaks, terrorist attacks, or if the government adopts regulations that place restrictions or burdens on us or on our industry in general, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Fluctuations in foreign exchange rates

We are a global provider of integrated cross-border logistics services and air freight forwarding services and our functional currency is the Hong Kong dollars. Most of our transactions during the periods presented in this prospectus are denominated in Hong Kong dollars, Australian dollars and New Zealand dollars. Historically, our principal exposure to foreign currency fluctuations is mainly with respect to our expenses incurred denominated in Australian dollars and New Zealand dollars. For the six months ended March 31, 2024 and 2025, we incurred approximately 58.1% and 73.6% of our cost of revenue, respectively, denominated in foreign currencies for customs clearance fees and local courier expenses. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements, but we believe that our exposure from foreign currency fluctuations is unlikely to be material. Foreign currency fluctuations had a negative impact on net income for the six months ended March 31, 2024 and 2025. For the six months ended March 31, 2024 and 2025, the foreign exchange loss was 142,194 and $239,574, respectively.

Impact of COVID-19

Since late December 2019, the outbreak of COVID-19 spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a PHEIC, and later on March 11, 2020, a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, COVID-19 vaccination programs had been greatly promoted around the globe, however several types of COVID-19 variants emerged in different parts of the world.

Supply chain disruptions have become a major challenge for the global economy since the start of the COVID-19 pandemic. These shortages and supply-chain disruptions are significant and widespread. Lockdowns in several countries across the world, labor shortages, robust demand for tradable goods, disruptions to logistics networks, and capacity constraints have resulted in increases in freight costs and delivery times. Companies that are reliant on the transportation of goods and materials, such as our Company, which relies on transportation services from our suppliers, may suffer from plant closures and supply shortages across the extended supply network.

Furthermore, our business may be adversely affected if concerns relating to COVID-19 continue to restrict travel, or result in the Company’s personnel, vendors, and services providers being unavailable to pursue their business objectives free of COVID-19 related restrictions. The extent to which COVID-19 impacts our business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concerns continue for an extended period of time, our ability to pursue our business objectives may be materially adversely affected. In addition, our ability to raise equity and debt financing, which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing became unavailable on terms acceptable to us or at all.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally and volatility in the capital markets, as well as the general negative impact of the COVID-19 outbreak on the logistics and freight forwarding industry, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. However, we note that the government authorities have gradually uplifted the preventive measures in relation to the COVID-19. For instance, on January 30, 2023, the Hong Kong government has ceased to issue any isolation orders to COVID-19 infectants. On May 5, 2023, the World Health Organization (WHO) announced that COVID-19 no longer constitutes a public health emergency of international concern (PHEIC). On May 30, 2023, the Hong Kong government has lowered the response level of COVID-19 from emergency level to alert level. The adverse effects of COVID-19 started to diminish in 2023. There was no significant impact on the Company’s business for the six months ended March 31, 2024 and 2025.

RESULTS OF OPERATIONS

The following table summarizes our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Comparison of Six Months Ended March 31, 2024 and 2025

	Six months ended March 31,
	2024	2025
	US$	US$
Revenue
Integrated cross-border logistics services	7,659,537	12,751,847
Air freight forwarding services	725,253	971,631
	8,384,790	13,723,478

Cost of revenue
Cost of revenue - third party	4,007,266	4,550,026
Cost of revenue - related party	2,719,028	7,725,902
	6,726,294	12,275,928

Gross profit	1,658,496	1,447,550

General and administrative expenses	505,105	658,292
Income from operation	1,153,391	789,258

Other expense, net
Interest income	29,323	11,299
Interest expense	(1,612)	(550)
Other expense	(142,178)	(239,574)
Total other expense, net	(114,467)	(228,825)
Income before income taxes	1,038,924	560,433
Income tax expenses	140,129	110,177
Net income	$898,795	$450,256

Revenues

Our revenue increased by $5,338,688 or 63.7%, from $8,384,790 for the six months ended March 31, 2024 to $13,723,478 for the six months ended March 31, 2025, primarily due to the increase in the integrated cross-border logistics services in 2025. Our revenue from integrated cross-border logistics services increased by $5,092,310, or 66.5%, from $7,659,537 for the six months ended March 31, 2024 to $12,751,847 for the six months ended March 31, 2025. The increase in revenue from integrated cross-border logistics services was attributed primarily driven by higher sales volumes, as reflected in the increased average daily number of packages, together with improved average sales price per freight weight.

The following table set forth the breakdown of our revenue analysis for integrated cross-border logistics services for the periods indicated:

	Six months ended March 31,
	2024	2025
Average daily number of packages	5,513	11,656
Average daily freight weight (kilogram)	1,939	2,276
Average daily number of shipments	2.74	3.39
Average daily revenue per freight weight	$23.63	$30.8

Our revenue from air freight forwarding services increased by $246,378, or 34.0%, from $725,253 for the six months ended March 31, 2024 to $971,631 for the six months ended March 31, 2025. The Company sells cargo spaces obtained from air freight forwarders and air freight carriers under the block space agreements to other air freight forwarders by leveraging the price differences to earn revenue. Such revenue is recognized upon the completion of the transaction as air freight forwarding service revenue.

The increase of the air freight forwarding services for the six months ended March 31, 2025 is primarily due to the increase of revenue derived from such resale of cargo space, as the overall supply of the air freight cargo spaces in the market has been increased leading to the increased flight frequency and additional air freight routes, and eventually to a decrease in airfare prices compared to the respective period in last year.

Cost of Revenue

The following table set forth the breakdown of our cost of revenue for the periods indicated:

	Six months ended March 31,
	2024	2025
Air freight charges	$2,563,811	$3,110,753
Last mile carriage and alliance costs	4,062,977	9,032,575
Warehouse labor costs	82,450	117,333
Packing costs	17,056	15,267
	$6,726,294	$12,275,928

Our cost of revenue mainly represented air freight charges, last mile carriage and alliance costs, packaging costs and labor costs. Our cost of revenue increased by $5,549,634, or 82.5%, from $6,726,294 for the six months ended March 31, 2024 to $12,275,928 for the six months ended March 31, 2025, mainly due to increase in air freight and last mile carriage expenses which in line with the rise of the air freight costs and boost in revenue from integrated cross-border logistics services.

Our air freight charges mainly represented costs of air freight services. Our air freight charges increased by $546,942, or 21.3%, from $2,563,811 for the six months ended March 31, 2024 to $3,110,753 for the six months ended March 31, 2025, mainly due to the increase in air freight costs from suppliers and increase in sales orders from integrated cross-border logistics services.

Our last mile carriage and alliance costs mainly represented courier service charges, customs clearance fees and other alliance service charges. Our last mile carriage and alliance costs increased by $4,969,598, or 122.3%, from $4,062,977 for the six months ended March 31, 2024 to $9,032,575 for the six months ended March 31, 2025, mainly due to the increased sales from integrated cross-border logistics services and were further driven up by the increment in market logistic cost during the six months ended March 31, 2025.

Our warehouse labor costs mainly represented salaries and wages of warehouse staff. Our warehouse labor costs increased by $34,883, or 42.3%, from $82,450 for the six months ended March 31, 2024 to $117,333 for the six months ended March 31, 2025, mainly due to more part-time workers hired.

Our packing costs mainly represented packing materials, including boxes and labels, for repacking customers’ products. Our packing costs decreased by $1,789, or 10.5%, from $17,056 for the six months ended March 31, 2024 to $15,267 for the six months ended March 31, 2025, mainly due to the decrease in packaging material costs for the integrated cross-border logistics services.

Gross Profit

Our gross profit decreased by $210,946, or 12.7%, from $1,658,496 for the six months ended March 31, 2024 to $1,447,550 for the six months ended March 31, 2025. As higher air freight and last mile carriage costs outpaced revenue growth, resulting in a lower gross margin of 10.5% for the six months ended March 31, 2025 compared to 19.8% for the six months ended March 31, 2024.

General and Administrative Expenses

The following table set forth the breakdown of our general and administrative expenses for the periods indicated:

	Six months ended March 31,
	2024	2025
Staff costs	$134,965	$256,789
Travel expenses	131,818	58,761
Audit fees	85,833	123,006
Legal and professional fees	115,600	119,362
Depreciation charge and amortization of right-of-use assets	25,508	57,644
Reversal of allowance of expected credit loss	(24,012)	(26,226)
Others	35,392	68,956
	$505,105	$658,292

Our general and administrative expenses mainly represented staff costs, traveling expenses, audit fees, legal and professional fees, depreciation charge, amortization of right-of-use assets, allowance for expected credit loss and other administrative expenses. Our general and administrative expenses increased by $153,187, or 30.3%, from $505,105 for the six months ended March 31, 2024 to $658,292 for the six months ended March 31, 2025, mainly due to increase in staff costs, audit fees, depreciation charge and amortization of ROU during the six months ended March 31, 2025.

Other Expenses, net

Our other expense, net mainly consists of interest income, interest expenses and foreign exchange gain/loss. Our net other expense was $114,467 for the six months ended March 31, 2024, as compared to net other expenses of $228,825 for the six months ended March 31, 2025, primarily due to foreign exchange loss.

Our foreign exchange loss significantly increased by $97,380, or 68.5%, from $142,194 for the six months ended March 31, 2024 to $239,574 for the six months ended March 31 2025, primarily as a result of net variances of the exchange rate between the Australian dollars and Hong Kong dollars on Australian dollar-denominated transactions. During the six months ended March 31, 2024 and 2025, the foreign currency fluctuations on the Company are not hedged by any currency borrowings or other hedging instruments.

Income Tax Expense

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands and British Virgin Islands (“BVI”)

The Company is incorporated in the Cayman Islands and its wholly-owned subsidiary is incorporated in BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

The Company generated substantially all of its taxable income in the Hong Kong for the six months ended March 31, 2024 and 2025. Accordingly, tax expenses records in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong.

The Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

The effective tax rates on income before income taxes for the six months ended March 31, 2024 and 2025 were approximately 13.5% and 19.7%, respectively.

Australia

Australian companies are subject to a corporate income tax rate of 30% on their taxable income, other than those classified as a “base rate company”, which are businesses with revenue of less than A$50 million (US$78 million) that are subject to a reduced corporate income tax rate of 25%. For the six months ended March 31, 2024 and 2025, the Company was not considered a taxable Australian company.

New Zealand

New Zealand companies are subject to a corporate income tax rate of 28% on their taxable income. For the six months ended March 31, 2024 and 2025, the Company was not considered a taxable New Zealand company.

Net Income

Our net income decreased by $448,539 or 49.9% to $450,256 for the six months ended March 31, 2025, as compared to $898,795 for six months ended March 31, 2024. The decrease in net income was predominantly due to combined effect of decreased gross profit from the integrated cross-border logistics services and increased audit and professional fees, staff costs and foreign exchange loss during the six months ended March 31, 2025.

Liquidity and Capital Resources

For the years ended September 30, 2024 and the six months ended March 31, 2025, we have financed our operations primarily through cash generated from our business operation in previous years.

As of March 31, 2025, we have working capital of $4,768,505 as compared to working capital of $2,670,291 as of September 30, 2024. The total current assets remained stable between September 30, 2024 and March 31, 2025. The total current liabilities decreased 75.0%, from $2,785,688 as of September 30, 2024 to $696,990 as of March 31, 2025. The decrease in our current liabilities is mainly due to a decrease in accounts payable and accruals.

Saved for the proceeds received from issuance of Ordinary Shares in the IPO, we also received capital injections by our shareholder of nil, nil and nil for the years ended September 30, 2024 and for the six months March 31, 2025, respectively.

We did not experience or identify any material trends or any known demands, commitments, events or uncertainties, in our liquidity, capital resources and results of operations, such as material commitments for capital expenditures and deposit on a short-term basis. Based on our total cash and cash equivalents as of March 31, 2025, we believe that our current cash and cash equivalents will be sufficient to meet our working capital needs in the next 12 months following this offering.

As of September 30, 2024 and March 31, 2025, the Company had a banking facility arrangement for a bank guarantee line with maximum amount of HK$3,690,000, which guaranteed by Mr. Wai Yiu Yau, the director of the Company, and secured by bank deposit from time to time charged in the bank’s favor. The outstanding principal as of September 30, 2024 and March 31, 2025 is nil and nil, respectively.

In the long run, if we need additional capital in the future to fund our continued operations and our cash requirements exceed the amount of cash and cash equivalents we have on hand at that time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible loans would result in dilution to our shareholders. The occurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table set forth our current assets and current liabilities as of the dates indicated:

	As of September 30,	As of March 31,
	2024	2025 (Unaudited)
Current assets
Cash and cash equivalents	$2,296,462	$915,151
Accounts receivable, net	1,684,644	1,151,308
Interest receivable from a director	-	10,659
Deposits and prepayment	203,178	13,699
Deposits – related party	-	897,436
Deferred costs	374,286	1,684,316
Contract assets	897,409	697,232
Taxes recoverable	-	95,694
Total current assets	5,455,979	5,465,495

Current liabilities
Accounts payables	649,183	520,942
Accounts payables – related party	1,627,269	-
Amount due to a director	8,586	-
Other payables and accrued liabilities	235,193	155,248
Taxes payables	224,438	-
Lease liabilities - current	41,019	20,800
Total current liabilities	2,785,688	696,990
Net current assets	$2,670,291	$4,768,505

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use.

The total balance of cash and cash equivalents decreased from $2.3 million as of September 30, 2024 to $0.9 million as of March 31, 2025. The decrease in the balance of cash and cash equivalents was mainly due to repayment of trade payables, payment of tax and purchase of property, plant and equipment, while offset by the collection of trade receivables and contract assets during the six months ended March 31, 2025.

Accounts Receivable, net

Our accounts receivable represented receivables from customers of our logistics and air freight forwarding services. Credit periods for customers are normally within 7 to 90 days after customers have received the services provided by the Company.

Our accounts receivable, net decreased by $533,336, or 31.7% from $1,684,644 as of September 30, 2024 to $1,151,308 as of March 31, 2025. The decrease was mainly attributable to the decrease in revenue near the period end.

An impairment analysis is performed at the end of each Period. There was an allowance for expected credit loss amounting to $42,932 and $19,067 made in the year ended September 30, 2024 and the six months ended March 31, 2025, respectively.

Deposits and prepayment

Long-term deposits and prepayment consist of trade deposits, deposit paid to a related party for operating lease arrangement and prepaid financing service fee, which are classified as non-current assets.

Long-term deposits and prepayment decreased by $1,559,936, or 66.6% from $2,343,423 as of September 30, 2024 to $783,487 as of March 31, 2025. This reduction was primarily due to the reclassification of certain amounts to current assets and deferred costs.

Deposits and prepayment consist of prepayment paid to suppliers, utility and other deposits and prepaid financing service fee, which are classified as current assets.

Deposits and prepayment increased significantly by $707,957 or 348.4% from $203,178 as of September 30, 2024 to $911,135 as of March 31, 2025. This increase was primarily due to a deposit paid to a related party, which was reclassified from long-term deposits.

Contract assets

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as the Company has an unconditional right to payment only when services have been completed (i.e., shipments have been delivered). Upon completion of the performance obligations, which can vary in duration based upon the method of transport, these amounts become classified within accounts receivable.

Contract assets decreased by $200,177 or 22.3% from $897,409 as of September 30, 2024 to $697,232 as of March 31, 2025. The decrease was mainly due to less in-transit deliveries that have not yet delivered to the customers near the six months ended March 31, 2025.

An impairment analysis is performed at the end of each Period.  There was an allowance for expected credit loss amounting to $14,940 and $8,680 made in the year ended September 30, 2024 and six months ended March 31, 2025.

Deferred costs

Pursuant to ASC 340-10-S99-1, incremental offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, SEC filing and print related costs, exchange uplisting costs, and road show related costs. In the event the offering is unsuccessful or aborted, the costs will be expensed.

The deferred costs increased significantly by $1,310,030, or 350.0% from $374,286 as of September 30, 2024 to $1,684,316 as of March 31, 2025. The increase was mainly due to the reclassified from long-term deposits and prepayment for financial services in relation to the fund raising of $15 million, before deducting placement agent fees and other estimated expenses payable by the Company, via public offering which has been completed subsequently after the reporting period.

Accounts payable

The accounts payable are derived from logistics and air freight service providers. The accounts payable decreased by $128,241, or 19.8% from $649,183 as of September 30, 2024 to $520,942 as of March 31, 2025. The decrease was mainly due to the Company kept better payment management with suppliers for the period ended March 31, 2025.

Accounts payable – related party

Accounts payable – related party amounted to 1,627,269 and nil as of September 30, 2024 and March 31, 2025, respectively.

Other payables and accrued liabilities

The line item consists of accrued payroll expenses, audit fees, other administrative expenses and accrued offering costs. The balance decreased by $79,945, or 34.0% from $235,193 as of September 30, 2024 to $155,248, as of March 31, 2025. The decrease was mainly due to the decrease of accrued professional fee and audit expenses.

Lease liabilities – current

Our lease liabilities represented the current portion of the operating lease of our Hong Kong office and warehouse. As of March 31, 2025, the operating lease arrangement of the office and warehouse on 9th floor of Tsuen Wan Industrial Centre was a related party transaction with Mr. Wai Yiu Yau, a director of the Company.

The Company’s management believes that the Hong Kong Dollar Best Lending Rate (“BLR”) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company as quoted by the BLR minus 2.5%.

Cash Flow

Our use of cash is primarily related to operating activities, investing activities and payment of IPO cost. We have historically financed our operations primarily through our cash flow generated from our operations and the net proceeds from the IPO. The following table sets forth a summary of our cash flows information for the periods indicated:

	Six months ended March 31,
	2024	2025
Net cash used in operating activities	$(256,581)	$(906,285)
Net cash used in investing activities	(473,409)	(303,846)
Net cash provided by (used in) financing activities	2,725,624	(171,180)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,995,634	(1,381,311)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	554,132	2,296,462
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,549,766	$915,151

Operating Activities

Our cash inflow from operating activities was principally from the receipt of revenue. Our cash outflow used in operating activities was principally for payment of supplier costs and operating expenses.

Net cash used in operating activities was $906,285 for the six months ended March 31, 2025, compared to net cash used in operating activities of $256,581 for the six months ended March 31, 2024, representing an increase of approximately $650,000 in the net cash outflow in operating activities. The increase in net cash used in operating activities was primarily due to the following major working capital changes:

(1)	Change in accounts receivable resulted in a cash inflow of $553,302 for the six months ended March 31, 2025 compared to a cash inflow of $724,706 for the same period of 2024, which led to an approximately $171,000 decrease in net cash inflow in operating activities.

(2)	Change in contract assets resulted in a cash inflow of $206,437 for the six months ended March 31, 2025 compared to a cash inflow of $94,029 for the same period of 2024, which led to an approximately $112,000 increase in net cash inflow in operating activities.

(3)	Change in accounts payable resulted in a cash outflow of $128,241 for the six months ended March 31, 2025 compared to a cash outflow of $2,080,638 for the same period of 2024, which led to an approximately $1,952,000 decrease in net cash outflow in operating activities.

(4)	Change in accounts payable – related parties resulted in a cash outflow of $1,627,269 for the six months ended March 31, 2025 compared to a cash inflow of $261,770 for the same period of 2024, which led to an approximately $1,889,000 increase in net cash outflow in operating activities.

(5)	Change in tax payables resulted in a cash outflow of $320,132 for the six months ended March 31, 2025 compared to a cash outflow of $14,454 for the same period of 2024, which led to an approximately $306,000 increase in net cash outflow in operating activities.

(6)	Net income of $ 450,256 in the six months ended March 31, 2025 compared net income of $898,795 to the same period of 2024, which led to an approximately $449,000 decrease in net cash inflow in operating activities.

Investing Activities

For the six months ended March 31, 2025 and 2024, our cash outflow used in investing activities was principally derived from the purchases of fixtures, furniture and equipment, leasehold improvement and purchase for Office 0914.

Financing Activities

For the six months ended March 31, 2025, our cash used in financing activities was principally derived from the payment of offering costs of $162,594 and the net repayment to director of $8,586. For the six months ended March 31, 2024 our cash used in financing activities was principally derived from the proceeds from the issuance of Ordinary Shares, net off with the payment of offering costs and upfront payment for services to bring in external financing.

The Company believes that, taking into consideration the financial resources presently available, including the current levels of cash and cash flows from operations, our cash and cash equivalent will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this report.

Capital Expenditures

For the six months ended March 31, 2024, the Company has paid a deposit of $462,974 for purchase of property, plant and equipment. For the six months ended March 31, 2025, the Company has paid an additional deposit of $297,436 to a related party for operating lease arrangement .

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, credit risk support, or other benefits.

Contractual Obligations

The following tables summarized the contractual obligations of the Company as of September 30, 2024:

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Operating lease obligation	41,538	-	-	-	41,538
Total contractual obligation	41,538	-	-	-	41,538

The following tables summarized the contractual obligations of the Company as of March 31, 2025:

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Operating lease obligation	20,769	-	-	-	20,769
Total contractual obligation	20,769	-	-	-	20,769

As of September 30, 2024, we have operating lease commitment with lease liability of $41,019 with a related party, prepayment and deposits of $1,147,436 for financial services and deferred offering costs of $374,286 for ELOC.

As of March 31, 2025, we have operating lease commitment with lease liability of $20,800 with a related party, purchase deposits of 897,436 with a related party and deferred offering costs of 1,684,316 of ELOC and the Offering in June 2025.

Critical Accounting Policies and Estimates

Our significant accounting policies and their effect on our financial condition and results of operations are fully disclosed in our consolidated financial statements included elsewhere in this prospectus. We have prepared our consolidated financial statements in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information and external market information. Actual results may differ from these estimates.

We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because the information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate could have a material impact on our financial condition or results of operations. Despite the fact that the management determines there are no critical accounting estimates, the most significant estimates relate to allowance for credit losses, for which we are required to estimate the collectability of accounts receivable. The estimates were based on a number of factors including historical loss rates and expectations of future conditions, and other factors that may affect our ability to collect from customers.

Quantitative and Qualitative Disclosure About Market Risk

Credit Risk

On October 1, 2020, the Company adopted ASC 326. The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable, amounts due from a director and contract assets. The Company has designed their credit policies with an objective to minimize their exposure to credit risk.

Our exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our bank deposits (including our own cash at banks), accounts receivable, contract assets and amount due from related parties. We consider the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated statement of financial position. As of March 31 2025, the cash balance of $915,151 was substantially maintained at financial institutions in Hong Kong.

We believe that there is no significant credit risk associated with cash, which was held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located.

Credit risks associated with account receivables and contract assets are typically accounted for by creating an allowance for expected credit losses. Credit risks are mitigated by performing ongoing credit evaluations of customers’ financial condition. We have adopted a credit policy of dealing with creditworthy counterparties to mitigate the credit risk from defaults. We estimate the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current risk characteristics.

Foreign Currency Risk

We are a global provider of integrated cross-border logistics services and air freight forwarding services and our functional currency is the Hong Kong dollars. Most of our transactions during the periods presented in this prospectus are denominated in Hong Kong dollars, Australian dollars and New Zealand dollars. Historically, our principal exposure to foreign currency fluctuations is mainly with respect to our expenses incurred denominated in Australian dollars and New Zealand dollars. For the six months ended March 31, 2024 and 2025, we incurred approximately 58.1% and 73.6% of our cost of revenue, respectively, denominated in foreign currencies for customs clearance fees and local courier expenses. We do not use currency exchange contract to reduce the risk of adverse foreign currency movements, but we believe that our exposure from foreign currency fluctuations is unlikely to be material. Foreign currency fluctuations had a negative impact on net income for the six months ended March 31, 2024.and 2025. For the six months ended March 31, 2024 and 2025, the foreign exchange loss was $142,194 and $239,574, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.